

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 16, 2008

Via U.S. mail and facsimile

Mr. Robert E. Rossiter
Chairman, Chief Executive Officer, and President
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2007**
> **Definitive Proxy Statement on Form 14A filed March 17, 2008**
> **File No. 001-11311**

Dear Mr. Rossiter:

We have reviewed your response letter dated September 11, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis

Covenants, page 44

1. We note your response to comment 3 from our letter dated August 26, 2008. We understand that the term "consolidated operating profit" is a defined term under your primary credit facility and we are not asking you to change how it is currently computed or reconciled. Rather, the comment requested that you revise the title of the non-GAAP measure here, on page 88, and elsewhere in your filings where it is presented, so that it is not confusingly similar to titles or descriptions used for GAAP

financial measures. For example, you could consider revising the title to something similar to "Credit Facility profit measure". Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Note 7 – Investments in Affiliates and Other Related Party Transactions, page 81

2. We note your response to comment 6 from our letter dated August 26, 2008. For each of the five operating companies listed in your response, please describe for us in detail how the provisions of your shareholder agreements are written to address what will occur if the minority shareholder blocks your action as majority shareholder. Refer to Example 6 of Exhibit 96-16A to EITF 96-16.

3. As a related matter, please confirm that for each of the corporate actions cited in your response to comment 6, the minority shareholder's ability to block actions proposed by you as majority shareholder means that you cannot proceed with each of the corporate actions without the minority shareholder approval. For example, you cannot unilaterally incur a $200,000 capital expenditure excluded from the Business Plan for Honduras Electrical Distribution Systems S. de R.L. de C.V. without approval from the minority shareholder.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Attorney, at (202) 551-3235, or in her absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief